FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2    Date of Material Change

July 17, 2012

Item 3    News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on July 17, 2012.

Item 4    Summary of Material Change

AuRico Gold’s CEO René Marion stepping down for health reasons effective September 3, 2012; Scott Perry to be appointed CEO

Item 5    Full Description of Material Change

AuRico Gold Inc. announced today that René Marion, President, Chief Executive Officer and Director has tendered his resignation for health reasons effective September 3, 2012 and that Scott Perry has been appointed President and Chief Executive Officer. Russell Tremayne and Peter MacPhail will remain as the Chief Operating Officers of Mexico and Canada respectively. Mr. Colin Benner has been appointed as Executive Chairman and will work with the management team through the transition period.

Mr. Marion has a non-life threatening degenerative medical condition that will require his full attention as he undergoes treatment. He will remain with the company as a strategic advisor to the Board of Directors.

Mr. Marion was appointed Chief Executive Officer in October 2007. Under his leadership the Company made significant acquisitions, including Northgate Minerals Corp. and Capital Gold Corp. He leaves the company well-positioned for future growth with quality assets in North America, a robust production profile, a low cost base and a strong balance sheet.

Scott Perry joined AuRico Gold as CFO in February, 2008. Prior to joining AuRico, he was the Chief Financial Officer for Highland Gold Mining Ltd. (seconded from Barrick Gold Corporation), where he managed the company's financial reporting and compliance commitments, as well as the execution of its short and long-term financial and operational strategies. Scott also led Highland Gold's business and corporate development initiatives. Scott has also held senior roles with Barrick in Australia, the United States, and in Russia, Central Asia.

Item 6    Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9    Date of Report

July 17, 2012